LORD ABBETT U.S. GOVERNMENT & GOVERNMENT SPONSORED

ENTERPRISES MONEY MARKET FUND, INC.

90 Hudson Street

Jersey City, NJ 07302

January 12, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc.; 1933 Act File No. 002-64536; 1940 Act File No. 811-02924 (the “Fund”)

Ladies and Gentlemen:

Reference is made to the Semi-Annual Reports for Registered Investment Companies on Form N-SAR filed by the Fund with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR on the following dates: August 31, 2009; February 27, 2009; August 29, 2008; and February 29, 2008 (the “Money Market N-SARs”).

This letter responds to a telephonic request from the Commission staff requesting information regarding Item 74W of the Money Market N-SARs. Item 74W requires the Fund to report the mark-to-market net asset value per share (to four decimals) based upon the semi-annual or annual financial statements as of the same date contained in shareholder reports corresponding to the Money Market N-SARs.

Item 74W of each of the Money Market N-SARs each reflected the following response: $1.0000. Upon further review, the Fund determined that the amounts provided in response to Item 74W for the Money Market N-SARs filed on August 31, 2009 and February 27, 2009 were incorrect. The correct response for Item 74W for each of the Money Market N-SARs are as follows:

Date of Filing	Accession Number	Correct Response to Item 74W
August 31, 2009	0001171520-09-000592	1.0001
February 27, 2009	0001171520-09-000134	1.0007
August 29, 2008	0001171520-08-000513	1.0000
February 29, 2008	0001171520-08-000125	1.0000

In accordance with the request of the Commission staff, the Fund is contemporaneously filing amendments to the Money Market N-SARs, including: (i) the Money Market N-SARs filed

Securities and Exchange Commission

January 12, 2010

on August 31, 2009 and February 27, 2009, for which the correct response to Item 74W is provided; and (ii) the Money Market N-SARs filed on August 29, 2008 and February 29, 2008 for which there is no change to the response for Item 74W. In addition, the Fund has instituted corrective measures that are reasonably designed to ensure that the Fund’s responses to Item 74W in its future filings will reflect the correct data.

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The Fund acknowledges in connection with this filing the following: (i) it is responsible for the adequacy and accuracy of the disclosure in the Semi-Annual Reports on Form N-SAR (“N-SARs”); (ii) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the N-SARs; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call the undersigned at (201) 827-2225.

Sincerely,

/s/ Thomas R. Phillips

Thomas R. Phillips

Vice President and Assistant Secretary